UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41406

Enhabit, Inc.

(Exact name of registrant as specified in its charter)

6688 N. Central Expressway, Suite 1300

Dallas, Texas 75206

(214) 239-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*

On May 15, 2026, pursuant to the terms of the Agreement and Plan of Merger, dated as of February 22, 2026, by and among the Enhabit, Inc., a Delaware corporation (the “Company”), Anchor Parent, LLC, a Delaware limited liability company (“Parent”), and Anchor Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Enhabit, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ENHABIT, INC.

Date: May 26, 2026

	By:	/s/ Dylan Black
	Name:	Dylan Black
	Title:	General Counsel and Secretary